MicroVision, Inc.

6244 185th Avenue NE, Suite 100

Redmond, Washington 98052

February 5, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Tom Jones

Re:	MicroVision, Inc.
Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-221647)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), MicroVision, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its Registration Statement on Form S-3 (File No. 333-221647), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 17, 2017.

The Company has determined not to pursue the registration of securities of the Company pursuant to the Registration Statement. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee for any future registration statement or registration statements in accordance with Rule 457(p).

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at MicroVision, Inc., Attention: David J. Westgor, 6244 185th Avenue NE, Suite 100 Redmond, Washington 98052, facsimile number (425) 867-9992, with a copy to the Company’s counsel, Ropes & Gray LLP, Attention: Joel Freedman, Prudential Tower, 800 Boylston Street, Boston, MA 02199-3600, facsimile number (617) 235-0375.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Joel Freedman at (617) 951-7309 or joel.freedman@ropesgray.com.

[Signature page follows]

Sincerely,

MICROVISION, INC.

/s/ DAVID J. WESTGOR
Name: David J. Westgor
Title: Vice President, General Counsel, and Secretary